EX-99.77J REVALUATN

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended May 31, 2014, the M.D. Sass 1-3 Year Duration Agency Bond Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed Net Investment Income/(Loss)   $1,169,304
Accumulated Net Realized Gain/(Loss)   $(1,169,304)
Paid-in Capital      $-

The reclassifications have no effect on net assets or net asset value per share.

For the year ended May 31, 2014, the Visium Event Driven Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed Net Investment Income/(Loss)   $1,950
Accumulated Net Realized Gain/(Loss)   $(14,689)
Paid-in Capital      $12,739

The reclassifications have no effect on net assets or net asset value per share.